UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Helix BioPharma Corp.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
422910109
(CUSIP Number)
Veronika Kandziora
ACM Alpha Consulting Management AG
Sihleggstrasse 23
CH – 8832 Wollerau, Switzerland
+41 76 208 2084
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 20, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS ACM Alpha Consulting Management AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		580,620

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,127,720

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		580,620

WITH	10	SHARED DISPOSITIVE POWER

		580,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,127,720

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS ACM Alpha Consulting Management Est.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Liechtenstein

	7	SOLE VOTING POWER

NUMBER OF		1,004,100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,127,720

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,004,100

WITH	10	SHARED DISPOSITIVE POWER

		1,067,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,127,720

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Zbigniew Lobacz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Poland

	7	SOLE VOTING POWER

NUMBER OF		12,480,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,127,720

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,480,000

WITH	10	SHARED DISPOSITIVE POWER

		12,480,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,127,720

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Veronika Kandziora

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,127,720

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		580,260

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,127,720

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	422910109

1	NAMES OF REPORTING PERSONS Andreas Kandziora

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7	SOLE VOTING POWER

NUMBER OF		63,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,127,720

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		63,000

WITH	10	SHARED DISPOSITIVE POWER

		1,067,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,127,720

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the ‘SEC”) on October 3, 2011 by ACM Alpha Consulting Management AG, ACM Alpha Consulting Management Est., Mr. Zbigniew Lobacz, Ms. Veronika Kandziora and Mr. Andreas Kandziora (collectively, the “Reporting Persons”), as amended by Amendment No. 1 thereto filed with the SEC on October 12, 2011 and further amended by Amendment No. 2 thereto filed with the SEC on October 19, 2011 (the “Schedule 13D”), relating to the common shares, no par value, of Helix BioPharma Corp. (the “Company”). Capitalized terms used in the Amendment but not otherwise defined herein have the meanings given to them in the Schedule 13D. Except as set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On October 20, 2011, the Second Amended and Restated Financial and Investor Relations Agreement between the Company and ACM Alpha Consulting Management EST. (“ACM Est.”) was terminated by the Company. ACM Est. and its agents are no longer providing to the Company any investor and advisory services in Europe.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 21, 2011

ACM ALPHA CONSULTING MANAGEMENT AG
By:	/s/ Veronika Kandziora
	Name:	Veronika Kandziora
	Title:	President and Chief Executive Officer

ACM ALPHA CONSULTING MANAGEMENT EST.
By:	/s/ Andreas Kandziora
	Name:	Andreas Kandziora
	Title:	President and Managing Director

ZBIGNIEW LOBACZ /s/ Zbigniew Lobacz

VERONIKA KANDZIORA /s/ Veronika Kandziora

ANDREAS KANDZIORA /s/ Andreas Kandziora